Filed by Horizon Technology Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Monroe Capital Corporation

File No. of Related Registration Statement: 333-290114

Horizon Technology Finance Announces Fourth Quarter and Full Year 2025 Financial Results

- Fourth Quarter 2025 Net Investment Income per Share of $0.18; NAV per Share of $6.98 -

- Debt Portfolio Yield of 14.3% -

- HRZN Ends Year with Committed Backlog of $154 Million -

Farmington, Connecticut – March 3, 2026 – Horizon Technology Finance Corporation (NASDAQ: HRZN) (“Horizon” or the “Company”), an affiliate of Monroe Capital, today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 and Recent Highlights

●	Net investment income (“NII”) of $8.3 million, or $0.18 per basic share, compared to $10.4 million, or $0.27 per basic share for the prior-year period
●	Total investment portfolio of $647.2 million as of December 31, 2025
●	Net asset value of $318.5 million, or $6.98 per share as of December 31, 2025
●	Annualized portfolio yield on debt investments of 14.3% for the quarter
●	Funded nine loans totaling $102.5 million
●	Experienced liquidity events from three portfolio companies
●	Cash of $142.7 million and credit facility capacity of $329.0 million as of December 31, 2025
●	Held portfolio of warrant and equity positions in 89 companies as of December 31, 2025
●	Undistributed spillover income of $0.65 per share as of December 31, 2025
●	Subsequent to quarter end, declared distributions of $0.06 per share payable in April, May and June 2026

Full Year 2025 Highlights

●	Net investment income of $44.4 million, or $1.05 per share for 2025, compared to $47.8 million, or $1.32 per share for the prior year
●	Achieved annual portfolio yield on debt investments of 15.8% for 2025
●	Horizon funded 28 loans totaling $277.5 million; experienced liquidity events from 23 portfolio companies

“We returned to portfolio growth in the fourth quarter via a number of high-quality new venture debt loans while we made progress toward our planned merger with Monroe Capital Corporation (‘MRCC’),” said Mike Balkin, Chief Executive Officer of Horizon. “NII was impacted in the quarter by lower prepayment activity, while NAV per share was modestly lower due to our distributions paid in the fourth quarter exceeding our NII. Our Board declared a monthly distribution of $0.06 per share for each of April, May and June, which we believe aligns our distribution level with our anticipated NII and operating results for 2026, taking into account the expected impact of the anticipated merger with MRCC.”

“In terms of our portfolio, we were pleased to increase our committed backlog during the quarter, which we believe sets a foundation to lead to steady portfolio growth in 2026,” added Mr. Balkin. “As we move ahead, we remain excited to complete the merger with MRCC, which will provide us significant capital to invest and, along with our active relationship with Monroe Capital, will better position us to win larger venture lending transactions. This will allow us to enhance our NII and NAV over time, which will ultimately create long-term value for our shareholders.”

Fourth Quarter 2025 Operating Results

Total investment income for the quarter ended December 31, 2025 was $20.7 million, compared to $23.5 million for the quarter ended December 31, 2024, primarily due to lower interest income on debt investments from a smaller debt investment portfolio.

The Company’s dollar-weighted annualized yield on average debt investments for the quarter ended December 31, 2025 and 2024 was 14.3% and 14.9%, respectively. The Company calculates the dollar-weighted annualized yield on average debt investments for any period measured as (1) total investment income (excluding dividend income) during the period divided by (2) the average of the fair value of debt investments outstanding on (a) the last day of the calendar month immediately preceding the first day of the period and (b) the last day of each calendar month during the period. The dollar-weighted annualized yield on average debt investments is higher than what investors will realize because it does not reflect expenses or any sales load paid by investors.

Total expenses for the quarter ended December 31, 2025 were $12.5 million, compared to $12.8 million for the quarter ended December 31, 2024. The decrease was primarily due to a $0.2 million decrease in interest expense and a $0.2 million decrease in base management fee due to a lower average weighted size of the portfolio in the quarter.

Net investment income for the quarter ended December 31, 2025 was $8.3 million, or $0.18 per basic share, compared to $10.4 million, or $0.27 per basic share, for the quarter ended December 31, 2024.

For the quarter ended December 31, 2025, net realized loss on investments was $23.3 million, or $0.52 per basic share, compared to a net realized loss on investments of $3.2 million, or $0.08 per basic share, for the quarter ended December 31, 2024. For the quarter ended December 31, 2025, net realized loss on extinguishment of debt was $0.8 million, or $0.02 per basic share.

For the quarter ended December 31, 2025, net unrealized appreciation on investments was $24.7 million, or $0.55 per basic share, compared to net unrealized depreciation on investments of $19.6 million, or $0.51 per basic share, for the prior-year period.

Full Year 2025 Operating Results

Total investment income for the year ended December 31, 2025 was $96.0 million, compared to $99.9 million for the year ended December 31, 2024.

Horizon’s dollar-weighted annualized yield on average debt investments for the year ended December 31, 2025 and 2024 was 15.8% and 15.6%, respectively.

For the full year ended December 31, 2025, net investment income was $44.4 million, or $1.05 per basic share, compared to net investment income of $47.8 million, or $1.32 per basic share, in the prior year.

For the full year ended December 31, 2025, net realized loss on investments was $55.1 million, or $1.30 per basic share, compared to net realized loss on investments of $34.6 million, or $0.96 per basic share, for the full year ended December 31, 2024. For the full year ended December 31, 2025, net realized loss on extinguishment of debt was $2.8 million, or $0.07 per basic share.

For the full year ended December 31, 2025, net unrealized appreciation on investments was $10.9 million, or $0.26 per basic share, compared to net unrealized depreciation on investments of $18.8 million, or $0.52 per basic share, for the full year ended December 31, 2024.

Portfolio Summary and Investment Activity

As of December 31, 2025, the Company’s debt portfolio consisted of 38 secured loans with an aggregate fair value of $596.0 million. In addition, the Company’s total warrant, equity and other investments in 97 portfolio companies had an aggregate fair value of $51.2 million. Total portfolio investment activity for the three months and full year ended December 31, 2025 and 2024 was as follows:

($ in thousands)	For the Three Months Ended December 31,		For the Year Ended December 31,
	2025	2024	2025	2024
Beginning portfolio	$603,514	$684,000	$697,891	$709,085

New debt, equity and warrant investments	102,514	69,273	302,569	210,024

Less refinanced debt balances	(32,500)	(8,120)	(78,750)	(27,660)

Net new debt, equity and warrant investments	70,014	61,153	223,819	182,364

Principal payments received on investments	(12,787)	(12,191)	(54,079)	(46,996)

Early pay-offs and principal paydowns	(17,063)	(13,721)	(180,375)	(99,364)

Payment-in-kind (“PIK”) interest on investments	1,157	1,145	2,349	3,261

Accretion of debt investment fees	1,045	1,372	5,532	5,842

New debt investment fees	(1,200)	(829)	(2,804)	(2,918)

Warrants and equity received in settlement of fee income	1,917	—	5,197	359

Proceeds from sale of investments	(714)	(145)	(6,031)	(302)

Net realized loss on investments	(23,294)	(3,209)	(55,114)	(34,631)

Net unrealized appreciation (depreciation) on investments	24,655	(19,649)	10,859	(18,785)

Other	—	(35)	—	(24)

Ending portfolio	$647,244	$697,891	$647,244	$697,891

Portfolio Asset Quality

The following table shows the classification of Horizon’s loan portfolio at fair value by internal credit rating as of December 31, 2025, September 30, 2025 and December 31, 2024:

($ in thousands)	December 31, 2025			September 30, 2025			December 31, 2024
	Number of Investments	Debt Investments at Fair Value	Percentage of Debt Investments	Number of Investments	Debt Investments at Fair Value	Percentage of Debt Investments	Number of Investments	Debt Investments at Fair Value	Percentage of Debt Investments
Credit Rating
4	5	$72,213	12.1%	5	$67,965	12.1%	11	$159,944	25.1%
3	25	445,790	74.8%	26	420,823	75.2%	30	419,621	65.7%
2	4	53,503	9.0%	4	42,079	7.5%	7	48,760	7.6%
1	4	24,519	4.1%	4	29,323	5.2%	4	10,454	1.6%
Total	38	$596,025	100.0%	39	$560,190	100.0%	52	$638,779	100.0%

As of December 31, 2025, September 30, 2025 and December 31, 2024, Horizon’s loan portfolio had weighted average credit ratings of 2.9, 2.9 and 3.1, respectively, with 4 being the highest credit quality rating and 3 being the rating for a standard level of risk. A rating of 2 represents an increased level of risk and, while no loss is currently anticipated for a 2-rated loan, there is potential for future loss of principal. A rating of 1 represents deteriorating credit quality and high degree of risk of loss of principal.

As of December 31, 2025, there were four debt investments with an internal credit rating of 1, with an aggregate cost of $33.8 million and an aggregate fair value of $24.5 million. As of September 30, 2025, there were four debt investments with an internal credit rating of 1, with an aggregate cost of $61.3 million and an aggregate fair value of $29.3 million. As of December 31, 2024, there were four debt investments with an internal credit rating of 1, with an aggregate cost of $44.8 million and an aggregate fair value of $10.5 million.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $189.2 million in available liquidity, consisting of $142.7 million in cash and money market funds, and $46.5 million in funds available under existing credit facility commitments.

As of December 31, 2025, there was no outstanding principal balance under the $150.0 million revolving credit facility (“Key Facility”). The Key Facility allows for an increase in the total loan commitment up to an aggregate commitment of $300.0 million. There can be no assurance that any additional lenders will make any commitments under the Key Facility.

As of December 31, 2025, there was $181.0 million in outstanding principal balance under the $250 million senior secured debt facility with a large U.S.-based insurance company at an interest rate of 6.57%.

Additionally, as of December 31, 2025, there was $90.0 million in outstanding principal balance under the $200 million senior secured credit facility with a large U.S.-based insurance company at an interest rate of 7.21%.

On October 17, 2024, the Company entered into a note purchase agreement, by and among the Company, and each purchaser named therein, in connection with the issuance and sale of $20.0 million aggregate principal of the Company’s 7.125% convertible notes due 2031 (the “2031 Convertible Notes”). As of December 31, 2025, the aggregate outstanding principal balance of the 2031 Convertible Notes was $2.8 million.

On September 4, 2025, the Company entered into a note purchase agreement, by and among the Company, and each purchaser named therein, in connection with the issuance and sale of $40.0 million aggregate principal of the Company’s 5.50% convertible notes due 2030 (the “2030 Convertible Notes”). During the quarter ended December 31, 2025, the holders of a portion of the 2030 Convertible Notes converted $8.5 million in outstanding principal of the 2030 Convertible Notes plus accrued but unpaid interest on such outstanding principal as of the conversion date into 1,197,288 shares of common stock at a weighted average conversion price of $7.11, together with cash in lieu of fractional shares, in accordance with noteholder conversion notice. As of December 31, 2025, the aggregate outstanding principal balance of the 2030 Convertible Notes was $31.5 million.

As of December 31, 2025, the Company’s net debt to equity leverage ratio was 105%, below the Company’s 120% targeted leverage. The asset coverage ratio for borrowed amounts was 167%.

Liquidity Events

During the quarter ended December 31, 2025, Horizon experienced liquidity events from three portfolio companies. Liquidity events for Horizon may consist of the sale of warrants or equity in portfolio companies, loan prepayments, sale of owned assets or receipt of success fees.

In December, with the proceeds of a new loan from HRZN, a portfolio company paid its outstanding principal balance of $17.5 million on its venture loan, plus interest and end-of-term payment. HRZN continues to hold warrants in the company.

In December, with the proceeds of a new loan from HRZN, a portfolio company paid its outstanding principal balance of $15.0 million on its venture loan, plus interest and end-of-term payment. HRZN continues to hold equity in the company.

In December, as a result of an acquisition, a portfolio company paid its outstanding principal balance of $10.0 million on its venture loan, plus interest, end-of-term payment, prepayment fee and proceeds in connection from the redemption of warrants.

Net Asset Value

At December 31, 2025, the Company’s net assets were $318.5 million, or $6.98 per share, compared to $336.2 million, or $8.43 per share, as of December 31, 2024.

For the quarter ended December 31, 2025, net increase in net assets resulting from operations was $8.8 million, or $0.20 per basic share, compared to a net decrease in net assets resulting from operations of $12.4 million, or ($0.32) per basic share, for the quarter ended December 31, 2024.

Stock Repurchase Program

During the quarter ended December 31, 2025, the Company did not repurchase any shares of its common stock. From the inception of the stock repurchase program through December 31, 2025, the Company has repurchased 167,465 shares of its common stock at an average price of $11.22 on the open market at a total cost of $1.9 million.

Recent Developments

On January 12, 2026, the Company funded a $30.0 million debt investment to a new portfolio company, Pelthos Therapeutics, Inc.

On January 20, 2026, the Company funded a $20.0 million debt investment to a new portfolio company, Ossio, Inc.

Between January 7 and February 13, 2026, the holders of a portion of the 2030 Convertible Notes converted $15.1 million in outstanding principal of the 2030 Convertible Notes plus accrued but unpaid interest on such outstanding principal as of the conversion date into 2,118,250 shares of common stock at a conversion price of $7.12 per share, together with cash in lieu of fractional shares.

On January 16, 2026, the Company distributed the investment held by HIMV LLC to Horizon Technology Finance Corporation. On January 27, 2026, the Company dissolved HIMV LLC.

On January 27, 2026, the Company borrowed $20.0 million on the Key Facility.

On January 28, 2026, the Company redeemed the outstanding principal balance of its 4.875% Notes due 2026 (the “2026 Notes”) plus accrued interest. The Company accelerated $0.1 million of unamortized debt issuance costs related to the 2026 Notes.

On February 6, 2026, the Company amended its Key Facility, to amend certain provisions regarding eligibility of debt investments and concentration limits.

Monthly Distributions Declared in First Quarter 2026

On February 27, 2026, the Company’s Board declared monthly distributions of $0.06 per share payable in each of April, May and June 2026. The following tables show these monthly distributions, which total $0.18 per share:

Monthly Distributions

Ex-Dividend Date	Record Date	Payment Date	Amount per Share
March 16, 2026	March 16, 2026	April 15, 2026	$0.06
April 16, 2026	April 16, 2026	May 15, 2026	$0.06
May 18, 2026	May 18, 2026	June 16, 2026	$0.06
		Total:	$0.18

After paying distributions of $1.32 per share deemed paid for tax purposes in 2025, declaring on October 22, 2025 a distribution of $0.11 per share payable January 15, 2026, and taxable earnings of $1.07 per share in 2025, the Company’s undistributed spillover income as of December 31, 2025 was $0.65 per share. Spillover income includes any ordinary income and net capital gains from the preceding tax years that were not distributed during such tax years.

Horizon’s Board sets the level of distributions for each quarter based on its results of operations, spillover income and longer-term outlook, including expected operating results for the current fiscal year, taking into account the expected impact of the Company’s anticipated merger with Monroe Capital Corporation. When declaring distributions, Horizon’s board of directors reviews estimates of taxable income available for distribution, which may differ from consolidated net income under generally accepted accounting principles due to (i) changes in unrealized appreciation and depreciation, (ii) temporary and permanent differences in income and expense recognition, and (iii) the amount of spillover income carried over from a given year for distribution in the following year. The final determination of taxable income for each tax year, as well as the tax attributes for distributions in such tax year, will be made after the close of the tax year.

Conference Call

The Company will host a conference call on Wednesday, March 4, 2026 at 9:00 a.m. ET to discuss its latest corporate developments and financial results. To participate in the call, please dial (877) 407-9716 (domestic) or (201) 493-6779 (international). The access code for all callers is 13758135. The Company recommends joining the call at least 5 minutes in advance. In addition, a live webcast will be available on the Company’s website at www.horizontechfinance.com.

A webcast replay will be available on the Company’s website for 30 days following the call.

About Horizon Technology Finance

Horizon Technology Finance Corporation (NASDAQ: HRZN), externally managed by Horizon Technology Finance Management LLC, an affiliate of Monroe Capital, is a leading specialty finance company that provides capital in the form of secured loans to venture capital and private equity-backed companies and publicly traded companies in the technology, life science, healthcare information and services, and sustainability industries. The investment objective of Horizon is to maximize its investment portfolio’s return by generating current income from the debt investments it makes and capital appreciation from the warrants it receives when making such debt investments. Horizon is headquartered in Farmington, Connecticut, with a regional office in Pleasanton, California, and investment professionals located throughout the U.S. Monroe Capital is a premier asset management firm specializing in private credit markets across various strategies, including direct lending, technology finance, venture debt, opportunistic, structured credit, real estate and equity. To learn more, please visit horizontechfinance.com.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of Monroe Capital Corporation (“MRCC”) or Horizon Technology Finance Corporation (“HRZN”) or the proposed sale of assets by MRCC to Monroe Capital Income Plus Corporation (“MCIP”) and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including, without limitation, the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions, as a result of the transactions; (viii) the future operating results and net investment income or distribution projections of MRCC, HRZN or, following the closing of the transactions, the combined company; (ix) the ability of Horizon Technology Finance Management LLC (“HTFM”) to implement its future plans with respect to the combined company; (x) the expected financings and investments and additional leverage that MRCC, HRZN or, following the closing of the transactions, the combined company may seek to incur in the future; (xi) the adequacy of the cash resources and working capital of MRCC, HRZN or, following the closing of the transactions, the combined company; (xii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (xiii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (xiv) risks associated with possible disruption in the operations of MRCC and/or HRZN or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (xv) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xvi) conditions in MRCC’s and HRZN’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xvii) other considerations that may be disclosed from time to time in MRCC’s and HRZN's publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. HRZN and MRCC have based the forward-looking statements included in this communication on information available to it on the date hereof, and neither HRZN, MRCC nor their affiliates assume any obligation to update any such forward-looking statements. Although HRZN and MRCC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that HRZN and MRCC may make directly to you or through reports that they have filed with the Securities and Exchange Commission (the “SEC”), or in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed asset sale between MRCC and MCIP and the proposed merger of HRZN and MRCC, as well as certain related matters (the “Proposals”). In connection with the Proposals, HRZN has filed with the SEC a registration statement on Form N-14 (File No. 333-290114) (the “Registration Statement”) that contains a combined joint proxy statement for HRZN and MRCC and a prospectus of HRZN (the “Joint Proxy Statement”), and HRZN and MRCC have mailed the Joint Proxy Statement to their respective shareholders. The Joint Proxy Statement and the Registration Statement each contain important information about HRZN, MRCC, and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT, THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, AND THE PROPOSALS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of HRZN’s or MRCC’s website is incorporated by reference in this communication and you should not consider that information to be part of this communication.

Participants in the Solicitation

HRZN, its directors, certain of its executive officers and certain employees and officers of HTFM or Monroe Capital LLC (“Monroe Capital”) and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or HRZN Proxy Statement, as applicable. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital BDC Advisors, LLC or Monroe Capital and their affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the Proposals. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, and in the Joint Proxy Statement, each as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the Joint Proxy Statement or MRCC Proxy Statement, as applicable. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals is contained in the Registration Statement, including the Joint Proxy Statement included therein, and will be contained in other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in HRZN or MRCC or in any fund or other investment vehicle managed by Monroe Capital or any of its affiliates.

Contacts:

Investor Relations:

ICR

Garrett Edson

ir@horizontechfinance.com

(646) 200-8885

Media Relations:

ICR

Chris Gillick

HorizonPR@icrinc.com

(646) 677-1819

Horizon Technology Finance Corporation and Subsidiaries

Consolidated Statements of Assets and Liabilities
(Dollars in thousands, except share and per share data)

	December 31,	December 31,
	2025	2024

Assets
Non-affiliate investments at fair value (cost of $616,236 and $694,503, respectively)	$584,100	$657,765
Non-controlled affiliate investments at fair value (cost of $89,033 and $27,491, respectively)	63,144	8,307
Controlled affiliate investments at fair value (cost of $0 and $44,780, respectively)	—	31,819
Total investments at fair value (cost of $705,269 and $766,774, respectively)	647,244	697,891
Cash	105,519	70,264
Investments in money market funds	34,711	27,266
Restricted investments in money market funds	2,463	3,338
Interest receivable	12,086	16,559
Other assets	9,081	6,515
Total assets	$811,104	$821,833

Liabilities
Borrowings	$473,027	$467,904
Distributions payable	15,053	13,159
Base management fee payable	975	1,045
Other accrued expenses	3,547	3,542
Total liabilities	492,602	485,650

Commitments and contingencies

Net assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 45,781,280 and 40,043,312 shares issued and 45,613,815 and 39,875,847 shares outstanding as of December 31, 2025 and 2024, respectively	51	44
Paid-in capital in excess of par	559,355	518,200
Distributable loss	(240,904)	(182,061)
Total net assets	318,502	336,183
Total liabilities and net assets	$811,104	$821,833
Net asset value per common share	$6.98	$8.43

Horizon Technology Finance Corporation and Subsidiaries

Consolidated Statements of Operations
(Dollars in thousands, except share and per share data)

	For the Three Months Ended		For the Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Investment income
From non-affiliate investments:
Interest income	$18,528	$22,039	$87,817	$93,588
PIK interest	335	76	952	1,630
Fee income	553	287	5,555	2,948
From non-controlled affiliate investments:
PIK interest	822	—	1,189	—
Interest income	427	—	522	—
From controlled affiliate investments:
PIK interest	—	1,071	208	1,631
Interest income (reversal)	—	72	(224)	118
Total investment income	20,665	23,545	96,019	99,915
Expenses
Interest expense	8,025	8,210	32,805	32,256
Base management fee	2,854	3,083	11,741	12,261
Performance based incentive fee	—	—	—	295
Administrative fee	316	391	1,519	1,650
Professional fees	815	621	2,537	2,328
General and administrative	464	447	1,941	1,866
Total expenses	12,474	12,752	50,543	50,656
Net investment income before excise tax	8,191	10,793	45,476	49,259
(Credit) provision for excise tax	(60)	367	1,063	1,476
Net investment income	8,251	10,426	44,413	47,783
Net realized and unrealized gain (loss)
Net realized loss on non-affiliate investments	(23,294)	(3,209)	(29,997)	(34,668)
Net realized gain on non-controlled affiliate investments	—	—	—	37
Net realized loss on controlled affiliate investments	—	—	(25,117)	—
Net realized loss on investments	(23,294)	(3,209)	(55,114)	(34,631)
Net realized loss on extinguishment of debt	(782)	—	(2,819)	—
Net realized loss	(24,076)	(3,209)	(57,933)	(34,631)
Net unrealized appreciation (depreciation) on non-affiliate investments	26,769	(12,297)	25,503	(14,392)
Net unrealized (depreciation) appreciation on non-controlled affiliate investments	(2,114)	(13)	(1,904)	8,361
Net unrealized depreciation on controlled affiliate investments	—	(7,339)	(12,740)	(12,754)
Net unrealized appreciation (depreciation) on investments	24,655	(19,649)	10,859	(18,785)
Net realized and unrealized gain (loss)	579	(22,858)	(47,074)	(53,416)
Net increase (decrease) in net assets resulting from operations	$8,830	$(12,432)	$(2,661)	$(5,633)
Net investment income per common share - basic	$0.18	$0.27	$1.05	$1.32
Net investment income per common share - diluted	$0.18	$0.27	$1.05	$1.32
Net increase (decrease) in net assets resulting from operations per common share - basic	$0.20	$(0.32)	$(0.06)	$(0.16)
Net increase (decrease) in net assets resulting from operations per common share - diluted	$0.19	$(0.32)	$(0.06)	$(0.16)
Weighted average shares outstanding - basic	44,790,809	38,797,437	42,348,813	36,104,415
Weighted average shares outstanding - diluted	51,124,142	38,797,437	42,348,813	36,104,415
Distributions declared per share	$0.33	$0.33	$1.32	$1.37